FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of August 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                      Abbey National House, 2 Triton Square
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes....... No...X....
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122/03                                                            27 August 2003


       Abbey National appoints Tony Wyatt as Customer Operations Director

Abbey National plc today announces the appointment of Tony Wyatt to the Board as Customer Operations Director, an Executive Director position. He takes up his role on 1 September 2003.

Tony will take over from Mac Millington, who announced on 25 June 2003 his intention to take early retirement. Mac will help with the handover until 30 September 2003.

Tony, 54, joins Abbey National with over 25 years' experience in operations including 17 years at Midland Bank. He joined in 1976 as a Systems Analyst and held a number of senior posts before being appointed Banking Systems Director in 1990. During his time at Midland, Tony worked on the centralisation of all processing activities out of the branch network. He was also closely involved in the planning and launch of First Direct, the UK's first branchless bank.

In 1993, following the takeover of Midland by HSBC, Tony moved to Guardian Royal Exchange as Director of Group Development where he was responsible for the company's IT and HR, operations in southern Asia, and the establishment of an online health claims processing centre in India.

In 1999, he joined AT&T's Consumer Division as Vice President of Operations, Technology and Planning, and was appointed CIO in the same year. In the following year he moved, with the CEO, to New Power to become Managing Director of Operations and Technology. New Power was created as an energy marketer following the deregulation of the US energy market. He remained with the company until November 2002.

Tony presently works as an Affiliate Director for Novantas, a New York-based global consulting company that specialises in the creation of customer service solutions.

Luqman Arnold, Chief Executive of Abbey National, said: "Customer Operations underpins all we are trying to achieve at Abbey National. We can only succeed in delivering our new strategy to focus on UK personal financial services if we get the operational end right. Tony has a great track record and a wealth of operations experience including leading the implementation of company-wide changes. Given the huge organisational transformation we are undertaking, he is the ideal person to lead our Customer Operations team and further develop and implement the work begun by Mac Millington.

"I would like to take this opportunity to thank Mac again for the enormous contribution he has made to Abbey National and for helping us to lay the foundations of our new strategy. We wish him all the best for his retirement."

Tony Wyatt said: "Abbey National has set out to change the landscape in UK banking, so this is a marvellous opportunity to join a company that is trying to be truly different from everyone else. The role comes with some significant challenges, as Abbey National is undergoing enormous change but I'm looking forward to playing my part."

Tony will be responsible for all Abbey National operational areas including product operations for banking, savings and insurance, customer contact centres, debt management, asset management operations, payment services and sourcing.

There are no matters requiring disclosure under Section 16.4 of the FSA Listing Rules.

Ends

Enquiries to:

Christina Mills                                      Jon Burgess
Head of Media Relations                              Head of Investor Relations
Tel: 020 775 64212                                   020 775 64182

Matt Young
Media Relations
Tel: 020 775 64232

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABBEY NATIONAL plc


Date: 27 August 2003                        By /s/ Jonathan Burgess
                                               -------------------------------
                                               Jonathan Burgess
                                               Head of Investor Relations